UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SandRidge Permian Trust

(Name of Issuer)

Common Units representing Beneficial Interests

(Title of Class of Securities)

80007A 102

(CUSIP Number)

Philip T. Warman

Senior Vice President and General Counsel

SandRidge Energy, Inc.

and

SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

(405) 429-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

SCHEDULE 13D

CUSIP No.: 80007A 102

(1)	Name of reporting persons SandRidge Energy, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of units beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 2,875,000 Common Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,875,000 Common Units
(11)	Aggregate amount beneficially owned by each reporting person 2,875,000 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person CO

SCHEDULE 13D

CUSIP No.: 80007A 102

(1)	Name of reporting persons SandRidge Exploration and Production, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of units beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 2,875,000 Common Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,875,000 Common Units
(11)	Aggregate amount beneficially owned by each reporting person 2,875,000 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person OO (Limited Liability Company)

This Amendment No. 1 relates to the Schedule 13D that was filed on August 19, 2011 (the “Initial Schedule 13D”) by SandRidge Energy, Inc. (“SandRidge”) and SandRidge Exploration and Production, LLC, a wholly owned subsidiary of SandRidge (“SandRidge E&P”), relating to common units representing beneficial interests (the “Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). Except as modified below, all previous statements in the Initial Schedule 13D are unchanged.

Item 2. Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended as follows:

(a) – (c) Since the date of the Initial Schedule 13D, Thomas L. Winton retired from his position as Senior Vice President—Information Technology and Chief Information Officer.

Item 5. Interest in Units of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) As of March 20, 2012, each of SandRidge and SandRidge E&P beneficially owns 2,875,000 Common Units, all of which Common Units are held directly by SandRidge E&P.

The 2,875,000 Common Units beneficially owned by SandRidge and SandRidge E&P represent approximately 7.3% of the outstanding Common Units. The percentage set forth in this Item 5 was calculated based upon the number of Common Units outstanding as of November 9, 2011, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2011.

As of March 20, 2012, Rodney E. Johnson, SandRidge’s Executive Vice President—Reservoir Engineering, no longer owns any Common Units, and Todd N. Tipton, SandRidge’s Executive Vice President—Exploration, owns 1,000 Common Units.

(b) SandRidge E&P, as the record holder of the Common Units reported herein, and SandRidge, as the sole member of SandRidge E&P, share both voting power and dispositive power with respect to all 2,875,000 Common Units reported herein.

(c) On March 14, 2012, SandRidge E&P sold 2,000,000 Common Units to Morgan Stanley & Co. LLC at a price of $23.25 per Common Unit.

On February 13, 2012, Rodney E. Johnson, SandRidge’s Executive Vice President—Reservoir Engineering, sold 4,000 Common Units at a price of $23.56 per Common Unit, less commissions and fees. This sale was executed on behalf of Mr. Johnson by a broker.

On February 10, 2012, Todd N. Tipton, SandRidge’s Executive Vice President—Exploration, sold 2,000 Common Units at a price of $23.3361 per Common Unit, less commissions and fees. This sale was executed on behalf of Mr. Tipton by a broker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

Dated: March 20, 2012